Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This communication was distributed by AMR Corporation on May 9, 2013 via its intranet site.

Jetwire	THURSDay, MAY 9 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target

D-0	63.3	63.0	64.5
A+14	82.6	83.0	80.3

Eagle

D-0	65.0	67.0	69.0
A+14 DOT	77.6	78.0	75.9

Every Bag Counts

American	Wed	MTD*	DOT Standard

	2.18	2.55	2.50

* DOT claims per 1000 customers

Announcements

» American Launches New Nonstop Service Between Dallas/Fort Worth and Seoul, South Korea

Today, American launched nonstop service between Dallas/Fort Worth International Airport (DFW) and Seoul, South Korea’s Incheon Airport (ICN). The new route, first announced in

October as part of our international network expansion plans, demonstrates American’s continued commitment to strengthening our network and providing a superior travel experience to our customers in key markets. The daily service will be operated as a part of American’s joint business agreement with Japan Airlines, and will provide convenient access for customers traveling from South Korea to connect to nearly 200 destinations through American’s extensive network out of Dallas Fort/Worth. For more information on the new route, read the full release in American’s Newsroom, and check out our new Jetnet feature, “Seoul to Soul.”

» Get the Latest News through Arrivals!

Check out this week’s Arrivals newsletter for the latest news from American and US Airways. In the May 8 issue, read about the US Airways 2013 Leadership Conference, a shared culture of volunteerism, new international routes and a New York City hub profile. Find it all on new Jetnet.

» Be Aware of Summer D3 Embargoes

Are you getting ready to list one of your D3 guest travelers for a flight? Before you go to the Non-Rev Travel Planner tool, it’s always helpful to know ahead of time if there are any embargoes or travel notices you should be aware of. Find out more in New Jetnet’s Travel space.

» AMR Reports April 2013 Revenue and Traffic Results

April’s consolidated capacity was up 0.4 percent, while consolidated traffic was down 1.1 percent year-over-year, respectively. Consolidated load factor was 81.6 percent, 1.3 points lower than the same period last year. April’s consolidated passenger revenue per available seat mile (PRASM) was an estimated 2.9 percent below the same period last year. On a consolidated basis, the company boarded 8.8 million passengers in April. Read more in the news release in American’s Newsroom.

» Amadeus, American Announce New Long-Term Distribution Agreement

Amadeus and American today announced a new long-term global distribution agreement. The new agreement enables Amadeus subscribers to continue to access and book the full range of American-marketed flights and lays the groundwork for Amadeus to offer American’s full suite of additional products and services. Under the new agreement, an end-to-end XML connectivity will be developed between Amadeus technology and American’s interface. Once complete, this enhanced XML connectivity will facilitate expanded ancillary product distribution, real-time personalized offers, and improved merchandising, including the ability to book American’s Main Cabin Extra premium seating product. Main Cabin Extra makes travel more comfortable by providing four to six inches of additional legroom and Group 1 boarding. Read more in the news release in American’s Newsroom.

American Manager Recognized as Leader in Corporate Supplier Diversity

The 2013 premiere issue of WE USA proudly recognized 50 of the leading women in corporate supplier diversity who help make meaningful connections for large companies with minority and small businesses throughout the U.S. Robin Pulford, Manager - Supplier Diversity, was named to this distinguished list. “Robin is paving the way for diverse suppliers to realize an increase in purchasing opportunities with American,” said John MacLean, Vice President - Procurement and Supply Chain. “We congratulate her for this well-deserved recognition and are proud of our efforts to work with minority and small businesses.”

AMR in the News

From Ad Age

Your Klout Score Could Get You into American’s Admirals Club

Have a lot of Twitter followers? American thinks you’re worthy of its Admirals Club - free of charge. Klout, a social-influence measurement tool, introduced a perk that’s bound to intrigue frequent flyers. The company, which offers deals to those with high “Klout scores,” is offering those with a 55 or above to qualify for a one-day pass to American’s Admirals Club in 40 different airports. The partnership is the latest attempt by marketers to shower attention on consumers’ big footprints in social media, in hopes to earn mentions in their news feeds. Klout scores are computed through a proprietary algorithm that weighs various elements in users’ social-media profiles, including their follower count and engagement with their tweets. The American promotion is broadly targeted, not aimed at users who live in a particular area or who have any specific expertise.

Editor’s Note: A marketing page has details on the promotion.

Industry News

From The Associated Press

United to Resume 787 Flying on May 20

United says it now expects to start flying its Boeing 787s again on May 20. The 787s had been grounded because of concerns about smoldering batteries, but they have been returning to the skies. Ethiopian Airlines was the first to fly a 787 again, on April 27. The first United flight will be from Houston Intercontinental to Chicago O’Hare. Boeing is putting a new battery system on 50 of the 787s that have been delivered around the world. United’s planes are being worked on at a Boeing facility in San Antonio.

From Reuters

Paint Job But No Party for Airbus A350

Airbus has started painting the A350, a sign it is approaching its first flight, but has bowed to the industry’s increasingly pragmatic mood by deciding against a traditional rollout for its newest jet. Eight years after the spectacular launch of the A380 superjumbo, the A350 will prepare to leave the nest with less fanfare. The first coat of paint in Airbus livery should be ready on the A350 next week, people familiar with the project say. After that, the high-tech carbon-composite jet will be dressed ready for the first flight, which most industry sources expect in late June or early July. Airbus says the A350 will enter service on time in mid-2014.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, May 8

Crude oil was $96.62 a barrel, up $1.00 from the previous day.

Jet fuel price was $116.10 a barrel, down $0.73.

It’s a Fact

Inflight menus on American’s DFW-ICN (Seoul, South Korea) service feature a variety of traditional Korean and Asian options, including Bibimbap – a signature Korean dish, Kimchi Chicken, Korean Braised Pork Belly and Seafood Udon Noodles in First and Business Class, and chicken with plum sauce served in the Main Cabin. American will also offer a Shin Ramen Noodle Cup as a snack option to customers in all cabins. In addition, American specifically recruited and hired flight attendants fluent in both English and Korean to better serve customers on this flight.

JETWIRE is published by Communications. Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.